

New York Stock Exchange
11 Wall Street
New York, NY 10005

June 8, 2020

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of PETROBRAS GLOBAL FINANCE B.V., guaranteed by PETRÓLEO BRASILEIRO S.A.-PETROBRAS, under the Exchange Act of 1934:

- 5.600% Global Notes due 2031 (the “2031 Notes”)
- 6.750% Global Notes due 2050 (the “2050 Notes”)

Sincerely,